February 9, 2006



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0305
Attention:        Barbara C. Jacobs
                  Jay Ingram
                  Morgan Youngwood



Re: M-Systems Flash Disk Pioneers Ltd. (i) Registration Statement on Form F-3 (File No. 333-129291) filed on October 28, 2005, (ii) Form 20-F for the year ended December 31, 2004, filed on May 27, 2005, and (iii) Form 6-K filed on September 30, 2005 (File No. 001-11712)

Ladies and Gentlemen:

           On behalf of our client, M-Systems Flash Disk Pioneers Ltd., an Israeli company ("M-Systems" or the "Company"), please find enclosed the Company's responses to the comments of the Staff of the Securities and Exchange Commission that were contained in the letter from the Staff dated February 3, 2006 (the "Comment Letter"). For ease of reference, each comment contained in the Comment Letter is printed therein and is followed by the Company's response.

           Should you wish to discuss the enclosed materials at any time please do not hesitate to contact Jeffrey Nadler, Esq. (212-310-8387) of Weil, Gotshal & Manges LLP or Clifford M. J. Felig, Adv., of Meitar Liquornik Geva & Leshem Brandwein (011-972-3-610-3100).

                                                     Sincerely,

                                                     /s/ Jeffrey Nadler

                                                     Jeffrey Nadler
Enclosures

cc:      Ronit Maor, M-Systems Flash Disk Pioneers Ltd.
         Clifford M.J. Felig, Meitar Liquornik Geva & Leshem Brandwein


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                               M E M O R A N D U M


              FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004


Consolidated Financial Statements
---------------------------------

Consolidated Statements of Operations - page 5
----------------------------------------------

     1. WE ARE REVIEWING YOUR RESPONSE TO PRIOR COMMENT NO. 1, AND WE MAY HAVE FURTHER COMMENTS UPON COMPLETION OF OUR REVIEW.

Please let us know if the Staff has any further comments with respect to this issue.

Notes to the Consolidated Financial Statements.
-----------------------------------------------

Note 5-Investment in a Venture-page 21
--------------------------------------

     2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT NO. 2. EXPLAIN IN GREATER DETAIL WHY YOU BELIEVE THAT TOSHIBA IS "MORE CLOSELY ASSOCIATED WITH THE VENTURE" THAN YOU. YOUR RESPONSE TO PRIOR COMMENT NO. 10 FROM YOUR DECEMBER 5, 2005 RESPONSE LETTER CITES EXAMPLES OF HOW TOSHIBA BENEFITS FROM THE VENTURE, HOWEVER, THIS ANALYSIS DOES NOT INDICATE HOW YOU BENEFIT. PLEASE ADDRESS THE FOLLOWING STATEMENTS FROM YOUR RESPONSE LETTERS WHEN ADDRESSING THIS COMMENT. YOUR RESPONSE TO PRIOR COMMENT NO. 1 STATES THAT YOU BELIEVE YOUR PRESENTATION OF EQUITY INCOME REFLECTS THE SIGNIFICANCE AND RELATIONSHIP OF THE VENTURE'S OPERATIONS TO YOUR OPERATIONS. YOU ALSO STATE IN RESPONSE TO PRIOR COMMENT NO. 4 FROM YOUR DECEMBER 5, 2005 RESPONSE LETTER THAT THE VENTURE IS ESSENTIALLY AN EXTENSION OF THE COMPANY'S FLASH SOURCING ARRANGEMENTS FOR MANUFACTURE OF DOK PRODUCTS. THE RESPONSE CONTINUES TO STATE THAT THE VENTURE'S OPERATIONS ARE INTEGRAL TO YOUR OPERATIONS AND THAT THE VENTURE OPERATES IN MANNER THAT IS ESSENTIALLY THE SAME AS THE COMPANY'S ORDINARY COURSE METHOD OF OPERATIONS. EXPLAIN WHY THESE STATEMENTS WOULD NOT RESULT IN THE CONCLUSION THAT YOU ARE MORE CLOSELY ASSOCIATED WITH THE VENTURE THAN TOSHIBA.

As detailed in the Company's prior responses, Toshiba and the Company constitute the related party group that is the primary beneficiary of the Venture. Accordingly, Paragraph 17 of FIN 46-R provides that the party, within the related party group, that is most closely associated with the VIE is the primary beneficiary. In this context, the Company believes that the analysis of (1) whether the Venture is integral to the Company's operations and (2) whether the Company or Toshiba are more closely associated with the Venture, while related, are separate and distinct analyses. Consequently, the conclusion that the Venture is integral to the Company's operations does not contradict the conclusion that Toshiba is more closely associated with the Venture.

THE VENTURE IS INTEGRAL TO THE COMPANY'S OPERATIONS.

As detailed in the Company's prior response, before the formation of the Venture, the Company sourced flash components from Toshiba (as well as from other flash component suppliers) and used those flash components to manufacture its DiskOnKey (DOK) products. The formation of the Venture was, from the Company's perspective, an extension of the Company's existing sourcing relationship with Toshiba for its DOK products. The Venture was designed operationally to continue the manufacture of DOK products in the same manner as the Company's ordinary course of operations prior to the formation of the Venture. In this connection, the Venture purchases flash components from Toshiba and uses them to manufacture DOK products. The Venture has no employees and the operations and manufacturing method of the Venture are identical to the one employed by the Company. With the exception of the commercial terms of the arrangement with Toshiba, the formation of the Venture did not vary the existing operational relationship between the two parties. Accordingly, the Company believes that the Venture's operations are integral to the Company's operations and the equity income derived from the Venture is most appropriately presented as part of operating income to reflect the relationship of the Venture's operations to the Company's other operations.

Nevertheless, the Company's conclusion that the Venture is integral to its own operations does not diminish the importance of the Venture to Toshiba and does not result in the conclusion that the Company is more closely associated with the Venture since the Venture also constitutes a significant element of Toshiba's ordinary course operations in the flash market. Following is a more detailed analysis of why the Company believes that Toshiba is more closely associated with the Venture than the Company, taking into account the respective benefits received by the Company and Toshiba from the Venture.

TOSHIBA IS THE PARTY WITHIN THE RELATED PARTY GROUP MORE CLOSELY ASSOCIATED WITH THE VENTURE.

The determination of the party within the related party group that is more closely associated with the Venture requires an analysis of facts and circumstances, including the relationship and significance of the activities of the Venture to the various parties within the related party group and the parties' exposure to the expected losses of the Venture.

In response to the Staff's comment as to how the Company benefits from the Venture, the Company notes that it receives the following benefits from the
Venture:

     o The parties to the Venture have committed to supply the Venture with a specified capacity of components for the manufacture of DOK products. The Company benefits from the committed capacity of Toshiba to the Venture.

     o The Venture purchases flash memory components from Toshiba and controller components from the Company at prices that are less than their respective market prices. The Company enjoys the preferential pricing terms provided to the Venture.

     o The parties to the Venture are each entitled to 50% of the Venture's profits, which are a function of sales made by the Company and by Toshiba to their respective customers. This benefit is shared equally by both parties in their respective capacities as holders of a 50% interest in the Venture.

Notwithstanding the benefits that it receives from the Venture, the Company nevertheless believes that when analyzing the relationship and significance of the activities of the Venture to the Company and Toshiba, the activities of the Venture are more significant to Toshiba than the Company for the following reasons:

     o Prior to the formation of the Venture, Toshiba did not manufacture DOK products. The formation of the Venture enabled Toshiba to enter the DOK product market. More specifically, the formation of the Venture gave Toshiba access to the Company's intellectual property and to its know how in the manufacture of DOK, neither of which it had prior to the Venture and without which it could not sell the DOK products without infringing the intellectual property rights of the Company. Without the Venture and its relationship with the Company, Toshiba would not have the intellectual property rights necessary to sell DOK products. The Company, on the other hand, while benefiting from the committed capacity and preferential pricing terms provided to the Venture, has access to flash components from additional sources, since these components are a commodity, and produces DOK products both independently and through the Venture. The Venture did not, therefore, enable the Company to participate in any business activities in which it did not already participate prior to formation of the Venture. However, the Venture opened an entirely new market for Toshiba.

     o The Venture is a significant customer of Toshiba, providing a reliable, long-term customer for its flash components. A meaningful percentage of Toshiba's flash manufacturing capacity is designated to be utilized for producing components for the DOK products manufactured through the Venture. If not utilized by the Venture, Toshiba would need to find an alternate customer for its flash components to ensure that Toshiba not be left with unused capacity from its fabrication facilities. While the Venture sources controllers from the Company, these controllers are only produced to the extent there is a need for such controllers for the manufacture of DOK products by the Company or the Venture. As opposed to Toshiba, which derives a meaningful portion of its business from the manufacture and sale of flash components to various parties, the manufacture and sale of controllers by the Company is not a stand alone business, but rather a step in the production of its DOK products, which is undertaken only in furtherance of the Venture's or the Company's manufacturing requirements. Accordingly, the Venture in its capacity as a customer is substantially more significant to Toshiba than to the Company.

In addition to the relationship and significance of the activities of the Venture to the various parties within the related party group, the Company considered the parties' relative exposure to the expected losses of the Venture. As stated in the Company's response to prior comment No. 10, the Company believes that Toshiba has a higher exposure to the expected losses of the Venture. Although the equity interests are held equally by the parties, Toshiba extends more credit to the Venture in its capacity as the principal supplier of raw materials to the Venture, thus exposing it to more than 50% of the Venture's expected losses.

In attempting to determine the primary beneficiary of the Venture, the Company has been mindful of the FASB interpretative advice set forth in Appendix D of FIN 46-R with respect to this issue: "The guidance includes factors to be considered but does not identify a single factor as determinative. The Board understands that the application of this guidance to specific situations requires an enterprise to make judgments based on all relevant facts and circumstances including the nature of the relationships between, and activities of, the parties involved. The Board expects that the revised guidance will put more emphasis on the need to make reasonable judgments in those circumstances." (Paragraph D49)

Accordingly, based on the guidance set forth in Paragraph 17 of FIN 46-R and the Company's judgment after considering an analysis of all relevant facts and circumstances, the Company believes that Toshiba is the party within the related party group that is more closely associated with the Venture, and therefore it concluded that Toshiba is the party in the related party group of primary beneficiaries that should consolidate the Venture.